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                                                             Exhibit (a)(14)

(The following is a reformatted version of a press release issued by Campbell Soup Company.)


     CAMDEN, N.J., October 10, 1996 - Campbell Soup Company (NYSE:CPB) today made the following announcement with respect to its Dutch auction tender offer which will expire Thursday, October 10, 1996 at 12:00 midnight, New York City time. In response to inquiries regarding the impact of the Columbus Day holiday, the Company confirmed that for purposes of this offer, Monday, October 14, 1996 will not be considered a New York Stock Exchange trading day. Accordingly, people who deliver notices of guaranteed delivery before 12:00 midnight today will have until close of business on Wednesday, October 16, 1996 to deliver share certificates and other required documents.

CONTACT:  Jerry S. Buckley
          (609) 342-3738
          (Media)